UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049660

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8- 30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 25th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh — 212-424-0365
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

3/27/14

OATH OR AFFIRMATION

I, James Deutsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

KIMBERLY M. ADAMS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AD6295682
Qualified in Orange County
My Commission Expires January 06, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Independent Auditor's Report

To the Members of
Gilder Gagnon Howe & Co. LLC

We have audited the accompanying consolidated statement of financial condition of Gilder Gagnon Howe and Co. LLC (the "Firm") and its subsidiaries as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC and its subsidiaries at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash	447,264
Receivable from clearing broker	3,993,527
Securities owned, held at clearing broker, at market value	31,858,049
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $16,134,392	5,980,725
Other assets	348,897
Total assets	$ 42,628,462
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 5,026,397
Profit sharing plan	4,630,221
Accounts payable and accrued expenses	3,618,899
Cash Overdraft	177,653
Total liabilities	$ 13,453,170
Commitments and contingencies (Note 5)	
Members' capital	29,175,292
Total liabilities and members' capital	$ 42,628,462

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Firm is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). On January 27, 2006, the Firm received approval from the SEC to act as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2013, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation
The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC, Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash
The Firm maintains its cash in primarily one major financial institution, which can exceed federal insurance limits.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate nonperformance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

Securities Transactions
Securities transactions are recorded on trade-date at market value; commission revenues and expenses are recorded on trade-date.

Furniture, Equipment, Aircraft and Leasehold Improvements
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the declining-balance method. In 2013, the Firm continued to use the rate at which they apply the declining-balance method of 125%. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All of the Firm's financial instruments are primarily investments in money market accounts and therefore are Level 1 under ASC 820.

Income Taxes
The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The last open tax year that the Firm is subject to examination is 2010.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent Events
The firm has evaluated and determined that no events or transactions occurred after December 31, 2013 that would require recognition or disclosure in these consolidated financial statements.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2013 are as follows:

Furniture	$ 1,547,474
Equipment	2,181,886
Aircraft	5,291,263
Leasehold improvements	13,094,494
	22,115,117
Accumulated depreciation and amortization	(16,134,392)
	$ 5,980,725

The Firm owns 100% of one aircraft and fractional interests (6.25%, 6.25% and 3.125% interest) in the remaining three aircraft

4. Defined Retirement Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2013 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2013, limited to a maximum of $51,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined retirement benefit plan for all full-time eligible employees. The 2013 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

5. Commitments and Contingencies

The Firm is obligated under a non-cancelable lease for office space which expires on January 31, 2017. The lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31,	
2014	4,036,851
2015	4,137,749
2016	4,241,164
2017	354,150
Total minimum future rental payments	$ 12,769,914

6. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2013, the Firm had net capital, as defined, of approximately $18,213,619, which was $17,963,629 in excess of the minimum net capital rule requirement.

The firm is registered as an introducing commodity broker.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.